UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company	Telemar Participações S.A. Corporate Taxpayers’ Registry (CNPJ) No. 02.107.946/0001-87 Board of Trade (NIRE) No. 3330016601-7 Publicly-Held Company

MATERIAL FACT

Pursuant to article 157, paragraph 4 of Law No. 6,404/76 and CVM Instruction No. 358/02, Telemar Participações S.A. and its controlled company Oi S.A. hereby inform their shareholders and the market in general that the following communication was received today from AG Telecom Participações S.A. and LF Tel S.A.:

“In light of press reports, the Andrade Gutierrez Group and the Jereissati Group inform that they do not plan to sell their respective shareholdings in Oi. Andrade Gutierrez and Jereissati Groups are dedicated to improve synergie opportunities created by the strategic and technological partnership with Portugal Telecom, which was executed and disclosed in July 2010, as well as to keep their investments in Oi as long-term investments.”

The company will disclose, in strict compliance with the law and regulations in force, any fact that may be deemed material to the market.

Rio de Janeiro, January 27, 2013.

Alex Waldemar Zornig Investor Relations Officer Oi S.A.	Pedro Jereissati Investor Relations Officer Telemar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer